UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SG BLOCKS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74818A109
(CUSIP Number)

Bruce Grossman c/o Dillon Hill Capital LLC 200 Business Park Drive, Suite 306 Armonk, NY 10504
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 74818A109	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,000
	8	SHARED VOTING POWER 123,500
	9	SOLE DISPOSITIVE POWER 247,000
	10	SHARED DISPOSITIVE POWER 123,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74818A109	SCHEDULE 13D	Page 3 of 6

Item 1.      Security and Issuer.

This statement relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of SG Blocks, Inc. a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 195 Montague St., Brooklyn, NY 11201.

Item 2.      Identity and Background.

(a)     This statement is filed by Bruce Grossman.

(b)     The address of the principal office of Mr. Grossman is c/o Dillon Hill Capital LLC 200 Business Park Drive, Suite 306 Armonk, NY 10504.

(c)     The principal business of Mr. Grossman is investing in securities. Mr. Grossman is the sole member of Dillon Hill Capital, LLC, a Delaware limited liability company.  Mr. Grossman’s spouse is the co-trustee of a trust that is the sole member of Dillon Hill Investment Company, LLC, a Delaware limited liability company.

(d)     Mr. Grossman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     Mr. Grossman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source or Amount of Funds or Other Consideration.

On June 30, 2016, the Issuer issued (i) 741,000 shares of Series A Convertible Preferred Stock, par value $1.00 (the “Preferred Stock”) to Dillon Hill Capital, LLC, which shares are convertible into 741,000 shares of Common Stock, and (ii) 370,500 shares of Preferred Stock to Dillon Hill Investment Company, LLC, which shares are convertible into 370,500 shares of Common Stock; each in consideration of the cancellation of an aggregate of $1,111,500 in loans to the Issuer pursuant to a plan of reorganization in connection with the Issuer’s emergence from bankruptcy.  The pre-petition loans were financed by Dillon Hill Capital, LLC and Dillon Hill Investment Company, LLC with working capital.
The Issuer effected a 1 - for - 3 reverse stock split of its Common Stock and Preferred Stock on February 28, 2017.

On June 27, 2017, the Issuer completed a public offering of Common Stock. Prior to the offering, each share of the Issuer's Preferred Stock was converted into one share of Common Stock.

CUSIP No. 74818A109	SCHEDULE 13D	Page 4 of 6

Item 4.      Purpose of Transaction.

The securities reported in this Schedule 13D were acquired by Mr. Grossman for investment purposes. Mr. Grossman intends to monitor activities of the Issuer with the intent of taking any and all actions that Mr. Grossman may deem necessary or appropriate to protect and/or maximize the value of his investments. Such actions may include, but are not limited to, entering into discussions with the Issuer, management and/or the Board of Directors and may result in transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Grossman may also consult with other holders of the Issuer’s securities.

Mr. Grossman reserves the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed of, such securities, derivatives or other instruments related thereto at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth in this Schedule 13D, Mr. Grossman does not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

(a) - (c)	As of the date hereof, Mr. Grossman may be deemed to be the beneficial owner of 370,500 shares of Common Stock, constituting 9.3% of the outstanding shares of Common Stock of the Issuer.

The shares of Common Stock reported on this Schedule are indirectly beneficially owned by Mr. Grossman.  Dillon Hill Capital, LLC, of which Mr. Grossman is the sole member, directly owns 247,000 shares of Common Stock.  Dillon Hill Investment Company, LLC, the sole member of which is a trust of which Mr. Grossman’s spouse is a co-trustee, directly owns 123,500 shares of Common Stock.  By virtue of the relationships described above, Mr. Grossman may be deemed to have sole voting and dispositive power over the shares held by Dillon Hill Capital LLC and shared voting and dispositive power over the shares held by Dillon Hill Investment Company, LLC.

All percentages of percentage beneficial ownership reported herein have been calculated assuming an aggregate of 3,982,238 shares of Common Stock of the Issuer issued and outstanding, as stated by the Issuer in its final prospectus dated June 21, 2017.

CUSIP No. 74818A109	SCHEDULE 13D	Page 5 of 6

(d)	Not applicable

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Issuer’s public offering, Dillon Hill Capital, LLC and Dillon Hill Investment Company, LLC entered into lock-up agreements (“Lock-Up Agreements”) with the underwriters for the public offering.  Pursuant to such Lock-Up Agreements, they agreed that they will not sell, transfer or dispose of, directly or indirectly, any of the Issuer’s Common Stock for a period of 180 days after the public offering date set forth on the final prospectus of the Issuer.

Item 7.     Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 74818A109	SCHEDULE 13D	Page 6 of 6

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2017

By:	/s/ Bruce Grossman
Name: Bruce Grossman